EXHIBIT 12.1

Ratio of Earnings to Fixed Charges
(dollars in thousands, except ratio data)

	Year Ended December 31,
	2004	2003	2002	2001		2000
Fixed Charges:
Interest expense on indebtedness (including amortization of debt expense and discount)	$22,868	$23,723	$23,746		$24,638	$22,088
Interest expense on portion of rent expense representative of interest	9,089	7,604	7,206		6,159	3,251

Total Fixed Charges	$31,957	$31,327	$30,952		$30,797	$25,339

Earnings (Loss):
Net loss before provision for income taxes and cumulative effect of change in accounting principle	$(242,898)	$(185,324)	$(219,716)		$(117,152)	$(235,331)
Fixed Charges per above	31,957	31,327	30,952		30,797	25,339

Total Earnings (Loss)	$(210,941)	$(153,997)	$(188,764)	$	(86,355)	$(209,992)

Ratio of Earnings to Fixed Charges	—	—	—		—	—
Coverage deficiency (1)(2)(3)(4)	$(242,898)	$(185,324)	$(219,716)		$(117,152)	$(235,331)

(1)	The Company’s Coverage deficiency for 2004 includes net charges of $12,975, relating to a $15,408 charge for restructuring partially offset by a gain recognized on the extinguishment of debt of $2,433.

(2)	The Company’s Coverage deficiency for 2002 includes charges aggregating $46,396 arising from the Company’s impairment charge relating to its investment in CAT and a charge for construction design changes of $32,158 and $14,238, respectively.

(3)	The Company’s Coverage deficiency for 2001 includes charges aggregating $26,208 arising from the Company’s impairment charge relating to its investment in Transgene and debt conversion expenses of $22,314 and $3,894, respectively.

(4)	The Company’s Coverage deficiency for 2000 includes charges aggregating $184,868 arising from purchased in-process research and development and debt conversion expenses of $134,050 and $50,818, respectively.